SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

ONE MANHATTAN WEST	FIRM/AFFILIATE OFFICES — BOSTON CHICAGO
NEW YORK, NY 10001 — TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com
HOUSTON
LOS ANGELES
PALO ALTO
WASHINGTON, D.C.
WILMINGTON —
ABU DHABI
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MUNICH
PARIS
SAO PAULO
SEOUL
SINGAPORE
TOKYO
TORONTO

July 24, 2025
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, DC 20549-3561

Attn:	Laura Veator
Stephen Krikorian
Mariam Mansaray
Jan Woo

Re:	Via Transportation, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted June 2, 2025
CIK No. 0001603015
On behalf of our client, Via Transportation, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 17, 2025 (the “Comment Letter”) with respect to the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1 confidentially submitted to the Commission on June 2, 2025.

Securities and Exchange Commission
July 24, 2025

Concurrently with the submission of this letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an Amendment No. 2 to the Draft Registration Statement on Form S-1 (“Amendment No. 2”) in response to the Staff’s comments and to reflect certain other changes.
The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in Amendment No. 2.
Financial Statements
Consolidated Statements of Operations, page F-5
1.Please revise to separately present the amount of interest expense incurred for each reporting period. Refer to Rule 5-03(b)(8) of Regulation S-X.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 20, 86, 88, 89, 91, 93, 94, 95, 96, and F-5 of Amendment No. 2 to address the Staff’s comment.
Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit, page F-7
2.Please consider clearly delineating your convertible preferred stock that is classified outside of stockholders’ deficit from your stockholders’ deficit by using a black line separating these balances. Refer to 480-10-S99-1.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-7 of Amendment No. 2 to address the Staff’s comment.
* * * * *

Securities and Exchange Commission
July 24, 2025

Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Daniel Ramot, Chief Executive Officer, Via Transportation, Inc.
Clara Fain, Chief Financial Officer, Via Transportation, Inc.
Erin H. Abrams, Chief Legal Officer, Via Transportation, Inc.
Jeremy Winter, Skadden, Arps, Slate, Meagher & Flom LLP
Marc D. Jaffe, Latham & Watkins LLP
Nathan Ajiashvili, Latham & Watkins LLP
Alison Haggerty, Latham & Watkins LLP
3